                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 11-K


(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended
         December 31, 2000.

[_] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to _________.


Commission File Number  001-04777
---------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      MATTEL, INC. PERSONAL INVESTMENT PLAN
                   MATTEL, INC. HOURLY PERSONAL INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               MATTEL, INC.
                        333 CONTINENTAL BOULEVARD
                    EL SEGUNDO, CALIFORNIA  90245-5012

Mattel, Inc. Personal Investment Plan
and the Mattel, Inc. Hourly Personal Investment Plan
Index to Report and Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

Report of Independent Accountants                                     1

Financial Statements:

 Statements of Net Assets Available for Benefits
   at December 31, 2000 and 1999                                      2

 Statements of Changes in Net Assets Available for Benefits
   for the Years Ended December 31, 2000 and 1999                    3-4

Notes to Financial Statements                                        5-12


NOTE: Schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not applicable or have been filed directly with the Department of Labor as part of the Master Trust filing.

                       Report of Independent Accountants


To the Participants and Administrator of the Mattel, Inc. Personal Investment Plan and the
Mattel, Inc. Hourly Personal Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits for each of the plans, the Mattel, Inc. Personal Investment Plan and the Mattel, Inc. Hourly Personal Investment Plan (the "Plans"), present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

June 15, 2001

Mattel, Inc. Personal Investment Plan
and the Mattel, Inc. Hourly Personal Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                                           December 31, 2000
                                                              -------------------------------------
                                                                                            Hourly
                                                                       PIP                   PIP
                                                                       ---                  -------
Assets

Investment in Master Trust (Note 7)                                $465,102,000            $152,000

Receivables:
 Employer contributions                                                 538,000                   -
 Employee contributions                                                 463,000               1,000
 Interest and dividends                                                 938,000               1,000
                                                                   ------------            --------

                                                                      1,939,000               2,000
                                                                   ------------            --------

          Total assets                                              467,041,000             154,000
                                                                   ------------            --------

Net assets available for benefits                                  $467,041,000            $154,000
                                                                   ============            ========

                                                                           December 31, 1999
                                                              ------------------------------------
                                                                                            Hourly
                                                                       PIP                   PIP
                                                                       ---                  ------
Assets

Investment in Master Trust (Note 7)                                $500,316,000            $125,000

Receivables:
 Interest and dividends                                                 354,000                   -
                                                                   ------------            --------

                                                                        354,000                   -
                                                                   ------------            --------

          Total assets                                              500,670,000             125,000
                                                                   ------------            --------

Net assets available for benefits                                  $500,670,000            $125,000
                                                                   ============            ========

  The accompanying notes are an integral part of these financial statements.

Mattel, Inc. Personal Investment Plan
and the Mattel, Inc. Hourly Personal Investment Plan
Statements of Net Assets Available for Benefits
For the Year Ended December 31, 2000
--------------------------------------------------------------------------------

                                                                                                    Hourly
                                                                           PIP                       PIP
                                                                           ---                      ------
Additions in net assets attributed to:
  Investment income (loss):                                           $   9,590,000                $  5,000
     Interest                                                             2,486,000                       -
     Dividends                                                          (28,888,000)                 (2,000)
     Net depreciation in fair value of investments                    -------------                --------

                                                                        (16,812,000)                  3,000
                                                                      -------------                --------

  Contributions:                                                         17,001,000                   9,000
     Employer                                                            19,145,000                  48,000
     Employee                                                         -------------                --------

                                                                         36,146,000                  57,000
                                                                      -------------                --------

          Total additions                                                19,334,000                  60,000
                                                                      -------------                --------

Deductions from net assets attributed to:
  Benefits paid to participants                                         (52,963,000)                (31,000)
                                                                      -------------                --------

          Net increase (decrease)                                       (33,629,000)                 29,000
                                                                      -------------                --------

Net assets available for benefits:
  Beginning of year                                                     500,670,000                 125,000
                                                                      -------------                --------

  End of year                                                         $ 467,041,000                $154,000
                                                                      =============                ========

  The accompanying notes are an integral part of these financial statements.

Mattel, Inc. Personal Investment Plan
and the Mattel, Inc. Hourly Personal Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1999
--------------------------------------------------------------------------------

                                                                                                   Hourly
                                                                            PIP                     PIP
                                                                            ---                    ------
Additions in net assets attributed to:
  Investment income:
     Interest                                                          $ 11,319,000                $  3,000
     Dividends                                                            2,649,000                       -
     Net appreciation in fair value of investments                       48,459,000                  12,000
                                                                       ------------                --------

                                                                         62,427,000                  15,000
                                                                       ------------                --------

  Contributions:
     Employer                                                            16,026,000                  26,000
     Employee                                                            18,199,000                  46,000
                                                                       ------------                --------

                                                                         34,225,000                  72,000
                                                                       ------------                --------

          Total additions                                                96,652,000                  87,000
                                                                       ------------                --------

Deductions from net assets attributed to:
  Benefits paid to participants                                         (53,944,000)                (58,000)
                                                                       ------------                --------

          Net increase                                                   42,708,000                  29,000
                                                                       ------------                --------

Net assets available for benefits:
  Beginning of year                                                     457,962,000                  96,000
                                                                       ------------                --------

  End of year                                                          $500,670,000                $125,000
                                                                       ============                ========

  The accompanying notes are an integral part of these financial statements.

Mattel, Inc. Personal Investment Plan
and the Mattel, Inc. Hourly Personal Investment Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.   General Description of the Plans

     Mattel, Inc. (the "Company") maintains two separate savings plans which are held in the Mattel, Inc. Personal Investment Plan Master Trust (the "Master Trust"). The following description of the Mattel, Inc. Personal Investment Plan (the "PIP") and the Mattel, Inc. Hourly Personal Investment Plan (the "Hourly PIP", collectively, the "Plans") is provided for general information only. Participants should refer to the respective plan agreements for a more complete description of specific plan provisions.

     General

     The PIP, which was established November 1, 1983, is a contributory thrift savings form of a defined contribution plan covering nonunion employees of the Company and certain of its subsidiaries. The Hourly PIP, which was established July 1, 1996, is a similar type of savings plan covering certain nonunion hourly employees of the Company. The Master Trust was established on July 1, 1996 to coincide with the creation of the Hourly PIP.

     The Plans are administrated by the Company under the direction of the Pension Committee of the Board of Directors of the Company. The Plans' assets at December 31, 2000 and 1999 were held by The Northern Trust Company (the "Trustee") under the direction of the Pension Committee.

     Contributions

     For all PIP participants, with the exception of employees who also participate in the Fisher-Price Pension Plan, the Company makes automatic contributions ranging from three percent to eight percent of compensation based upon covered participants' ages, regardless of whether the employees elect to personally contribute to the PIP. The Company will match 100 percent of the first two percent of compensation contributed by an employee and 50 percent of the next four percent. In addition, each employee may contribute up to an additional eight percent of compensation based upon covered participants' ages, with no matching contribution by the Company.

     For all PIP participants who also participate in the Fisher-Price Pension Plan, the Company makes no automatic contributions; however, employees may contribute up to 15 percent of their compensation to the PIP. The Company will match 100 percent of the first two percent of compensation contributed by an employee and 50 percent of the next four percent.

Mattel, Inc. Personal Investment Plan
and the Mattel, Inc. Hourly Personal Investment Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.   General Description of the Plans (Continued)

     Contributions (Continued)

     For the Hourly PIP, the Company makes automatic contributions of one percent of compensation for all employees, regardless of whether the employees elect to personally contribute to the Hourly PIP. The Company will match 25 percent of the first six percent of compensation contributed by an employee during their first five years of service. The match percentage increases to 30 percent and 40 percent if the employee has between six to ten years of service and more than ten years of service, respectively. In addition, each employee may contribute up to an additional nine percent of compensation, with no matching contribution by the Company.

     For both Plans, participants are permitted to direct all contributions made to the Plans into one or more of eleven separate investment funds: a stable asset fund, a large cap equity fund, an S&P 500 equity index fund, a global equity fund, a small cap equity fund, a bond index fund, a conservative balanced fund, a moderate balanced fund, an aggressive balanced fund, the Russell 2000 equity index fund and the Mattel Stock fund. Participants can invest a maximum of 50 percent of their current contributions in the Mattel stock fund. In addition, participants cannot transfer more than 50 percent of their account balance to the Mattel stock fund.

     Vesting

     Each participant is immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and automatic contribution portion of the participant's account plus actual earnings thereon is based on years of continuous service. Based on an amendment to the Plan effective April 1, 2000, participants become 100% vested after three years of credited service. Participants who are partially vested prior to April 1, 2000 will retain their vested portion and become 100 percent vested after 3 years of credited service.

     Participant Loans Receivable

     Participants may borrow from their accounts from a minimum of $2,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one percent set at the beginning of the month in which the loan is granted. The interest rate is set for the duration of the loan. As of December 31, 2000, interest rates on loans outstanding ranged from seven percent to eleven percent. Principal and interest are paid ratably through payroll deductions.

Mattel, Inc. Personal Investment Plan
and the Mattel, Inc. Hourly Personal Investment Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.   General Description of the Plans (Continued)

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are made based on the fund allocation percentages used for the employees' contributions. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.

     Payment of Benefits

     Upon termination of service due to death, disability, retirement or other reasons, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Participants automatically become 100 percent vested in their account balance if their termination is due to total disability or retirement. If a participant terminates employment after age 55 with at least 5 years of service, in addition to being able to receive payment in a lump sum, the participant has the option to receive payment in installments over a period of 5, 10 or 15 years. These payments may be elected in monthly, quarterly or annual installments. In addition, funds may be withdrawn by participants prior to retirement under limited circumstances, subject to restrictions as defined by the Plans.

     Expenses of the Plans

     Expenses incurred in the administration of the Plans are paid by the Company.


2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plans are prepared using the accrual basis of accounting.

Mattel, Inc. Personal Investment Plan
and the Mattel, Inc. Hourly Personal Investment Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

2.   Summary of Significant Accounting Policies (Continued)

     Valuation of Investments

     Investments held within the Master Trust are stated at their fair values. Investments held in the large cap equity fund, S&P 500 equity index fund, global equity fund, small cap equity fund, bond index fund, conservative balanced fund, moderate balanced fund, aggressive balanced fund, the Russell 2000 equity index fund, and the Mattel stock fund are valued using quoted market prices. Investments in the stable asset fund, made primarily in guaranteed investment contracts, are valued at contract value as determined by the insurance companies. Contract value represents contributions made under a guaranteed investment contract, plus interest at the contract rate, less administrative expenses charged by the insurance company. There are no reserves charged against the contract value for credit risk of the contract issue or otherwise. The average yield and crediting interest rates were approximately 6 percent for 2000 and 1999. Such rates are reviewed on a quarterly basis for resetting, as applicable. Participant loans receivable are valued at cost which approximates fair value.

     Contributions

     Contributions from plan participants are recorded in the period in which the Company makes payroll deductions from the employee's compensation. The Company's matching contributions are recorded in the period corresponding with the employee contributions. Employee rollover contributions are included as Employee Contributions in the financial statements.

     Income Recognition

     In accordance with the policy of presenting investments at current fair value, the net appreciation or depreciation in the fair value of investments during the period is reflected in the statement of changes in net assets available for benefits. Such net appreciation or depreciation in fair value includes realized gains and losses on dispositions of securities during the period. Securities transactions are recorded on a trade date basis. Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

     Payment of Benefits

     Benefits payable to former employees are recorded in the period in which payment occurs.

Mattel, Inc. Personal Investment Plan
and the Mattel, Inc. Hourly Personal Investment Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

2.   Summary of Significant Accounting Policies (Continued)

     Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Recent Accounting Pronouncements

     Effective January 1, 2001, the Plan is required to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This standard establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. All derivatives are required to be recognized in the statement of net assets available for benefits as either assets or liabilities and measured at fair value. The Plan Administrator does not believe that the new standard will have a material impact on the Plan's financial statements.

     Reclassifications

     Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.


3.   Reconciliation of the Financial Statements to Form 5500

     There were no reconciling items in the net assets available for benefits or benefits paid to participants for the Plans between the financial statements and the respective Forms 5500 for the years ended December 31, 2000 and 1999.


4.   Tax Status of the Plans

     The administrator for the Plans has received determination letters from the Internal Revenue Service dated March 1, 1995 for the PIP and January 8, 1997 for the Hourly PIP which confirmed the qualified and tax-exempt status of the Plans. Therefore, no provision for federal or state income tax has been included in the Plans' financial statements. The Plans have been amended since receiving the determination letters; however, the Plans' administrator and the Plans' tax counsel believe that the Plans are designed and are currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

Mattel, Inc. Personal Investment Plan
and the Mattel, Inc. Hourly Personal Investment Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

5.   Related-Party Transactions

     Certain Plan investments are shares of mutual funds managed by Northern Trust. Northern Trust is the trustee defined by the Plan and, therefore, these transactions qualify the Trustee as a party-in-interest for which a statutory exemption exists.


6.   Plan Termination

     The Company anticipates that the Plans will continue without interruption, but reserves the right to discontinue the Plans. In the event such discontinuance results in the termination of the Plans, participants will become 100 percent vested in their accounts.


7.   Investment in Master Trust

     The Plans' investments are held in the Master Trust and the assets of the Master Trust are held by the Trustee. Each participating plan has a specific interest in the Master Trust. Assets of the Master Trust are allocated to the participating plans according to the elections of participants within each Plan. At December 31, 2000 and 1999, the PIP's interest in the net assets of the Master Trust was approximately 99.97 percent and 99.98 percent, respectively. At December 31, 2000 and 1999, the Hourly PIP's interest in the net assets of the Master Trust was approximately .03 percent and .02 percent, respectively. Investment income of the Master Trust was allocated based upon each Plan's interest within each of the investment funds held by the Master Trust.

     The following table presents the fair values of investments for the Master
     Trust:

                                                                                           December 31, 2000
                                                                       ---------------------------------------------------------
                                                                                            Hourly
                                                                            PIP               PIP                  Total
                                                                            ---               ---                  -----
          Stable Asset Fund                                            $148,587,000*      $ 94,000*            $148,681,000
          Large Cap Equity Fund                                         100,845,000*        14,000*             100,859,000
          S&P 500 Equity Index Fund                                      99,006,000*        16,000*              99,022,000
          Mattel Stock Fund                                              45,893,000*         7,000               45,900,000
          Small Cap Equity Fund                                          24,113,000*         5,000               24,118,000
          Global Equity Fund                                             20,633,000          1,000               20,634,000
          Balanced Fund - Aggressive                                      3,936,000          4,000                3,940,000
          Bond Index Fund                                                 3,834,000          2,000                3,836,000
          Balanced Fund - Conservative                                    2,040,000          3,000                2,043,000
          Russell 2000 Equity Index Fund                                  2,948,000              -                2,948,000
          Balanced Fund - Moderate                                        2,486,000          3,000                2,489,000
          Money Market Account                                              735,000              -                  735,000
          Participant Loans                                              10,046,000          3,000               10,049,000
                                                                       ------------       --------             ------------

                    Total investments                                  $465,102,000       $152,000             $465,254,000
                                                                       ============       ========             ============

Mattel, Inc. Personal Investment Plan
and the Mattel, Inc. Hourly Personal Investment Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

7.  Investment in Master Trust (Continued)

                                                                                           December 31, 1999
                                                                       ---------------------------------------------------------
                                                                                            Hourly
                                                                            PIP               PIP                  Total
                                                                            ---               ---                  -----
          Stable Asset Fund                                             $156,459,000*      $ 62,000*             $156,521,000
          S&P 500 Equity Index Fund                                      122,061,000*        17,000*              122,078,000
          Large Cap Equity Fund                                          107,685,000*        13,000*              107,698,000
          Small Cap Equity Fund                                           41,518,000*        18,000*               41,536,000
          Mattel Stock Fund                                               37,221,000*         6,000                37,227,000
          Global Equity Fund                                              19,900,000          6,000                19,906,000
          Balanced Fund - Aggressive                                       1,468,000              -                 1,468,000
          Bond Index Fund                                                  1,003,000              -                 1,003,000
          Balanced Fund - Conservative                                       902,000              -                   902,000
          Russell 2000 Equity Index Fund                                     820,000              -                   820,000
          Balanced Fund - Moderate                                           623,000              -                   623,000
          Money Market Account                                                99,000              -                    99,000
          Participant Loans                                               10,557,000          3,000                10,560,000
                                                                        ------------       --------              ------------

                    Total investments                                   $500,316,000       $125,000              $500,441,000
                                                                        ============       ========              ============

     * Investment balance represents 5 percent or more of the Plan's net assets available for benefits.

     Investment income/(loss) of the Master Trust during 2000 and 1999 was as follows:

                                                                                           December 31, 2000
                                                                       ---------------------------------------------------------
                                                                                            Hourly
                                                                            PIP               PIP                  Total
                                                                            ---               ---                  -----
          Investment income/(loss):
            Interest and dividends                                   $  12,076,000          $ 5,000            $  12,081,000
            Net depreciation                                           (28,888,000)          (2,000)             (28,890,000)
                                                                       -----------          -------              -----------

                 Total                                               $ (16,812,000)         $ 3,000            $ (16,809,000)
                                                                       ===========          =======              ===========

                                                                                           December 31, 1999
                                                                       ---------------------------------------------------------
                                                                                            Hourly
                                                                            PIP               PIP                  Total
                                                                            ---               ---                  -----
          Investment income:
            Interest and dividends                                   $  13,968,000          $ 3,000            $  13,971,000
            Net appreciation                                            48,459,000           12,000               48,471,000
                                                                       -----------          -------              -----------

                 Total                                               $  62,427,000          $15,000            $  62,442,000
                                                                       ===========          =======              ===========

Mattel, Inc. Personal Investment Plan
and the Mattel, Inc. Hourly Personal Investment Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

7.   Investment in Master Trust (Continued)

     During 2000 and 1999, the Plans' investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated)/appreciated in value by ($28,890,000) and $48,471,000, respectively, as follows:

                                                                                           December 31, 2000
                                                                       ---------------------------------------------------------
                                                                                            Hourly
                                                                            PIP               PIP                  Total
                                                                            ---               ---                  -----
     Mutual funds                                                       ($22,955,000)       ($2,000)           ($22,957,000)
     Common and commingled trust funds                                   (10,630,000)        (1,000)            (10,631,000)
     Common stock                                                          4,697,000          1,000               4,698,000
                                                                        ------------        -------            ------------

            Net depreciation in fair value of investments               ($28,888,000)       ($2,000)           ($28,890,000)
                                                                        ============        =======            ============

                                                                                           December 31, 1999
                                                                       ---------------------------------------------------------
                                                                                            Hourly
                                                                            PIP               PIP                  Total
                                                                            ---               ---                  -----
     Mutual funds                                                       $ 55,562,000        $11,000            $ 55,573,000
     Common and commingled trust funds                                     9,407,000          3,000               9,410,000
     Common stock                                                        (16,507,000)        (2,000)            (16,509,000)
     Money market                                                             (3,000)             -                  (3,000)
                                                                        ------------        -------            ------------

            Net appreciation in fair value of investments               $ 48,459,000        $12,000            $ 48,471,000
                                                                        ============        =======            ============

     The Plans' administrator has directed the Trustee to invest any excess cash balances in The Northern Trust COLTV Short-Term Investment Fund and The Northern Trust Co. STEP Fund, which are diversified portfolios of short-term investment securities.

                               POWER OF ATTORNEY



          We, the undersigned members of the Committee designated to administer the Mattel, Inc. Personal Investment Plan and the Mattel, Inc. Hourly Personal Investment Plan, do hereby severally constitute and appoint Ronald M. Loeb, Robert A. Eckert, Robert Normile, Christopher O'Brien, and John L. Vogelstein, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as members of said Committee and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Plans to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 11-K, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that said attorneys and agents or any one of them, shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the members of the Committee designated to administer the Mattel, Inc. Personal Investment Plan and the Mattel, Inc. Hourly Personal Investment Plan have duly caused this Annual Report on Form 11-K to be signed on behalf of the Plans by the undersigned, thereunto duly authorized in the City of El Segundo, State of California, on June 29, 2001.


                              Mattel, Inc. Personal Investment Plan
                              Mattel, Inc. Hourly Personal Investment Plan
                              --------------------------------------------
                                           (Name of Plans)



                              /s/ Harold Brown
                              ----------------
                              Harold Brown



                              /s/ Christopher A. Sinclair
                              ---------------------------
                              Christopher A. Sinclair